December 30, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Gregory Herbers

Re:	Fisker Inc.

Registration Statement on Form S-3

File No. 333-261875

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fisker Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-3 to become effective on Tuesday, January 4, 2022, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

The Company hereby authorizes Albert Vanderlaan of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Albert Vanderlaan of Orrick, Herrington & Sutcliffe LLP at (617) 880-2219.

Very truly yours,

FISKER INC.

By:	/s/ Scott Hodgdon
Name:	Scott Hodgdon
Title:	Vice President, Securities and Governance, and Corporate Secretary

cc:	Albert Vanderlaan, Orrick, Herrington & Sutcliffe LLP